U.S. SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.     )

                       ONE TOUCH TOTAL COMMUNICATIONS, INC.

                                   COMMON STOCK

                                   68241W 10 5
                                  (CUSIP NUMBER)

                                 1636 Stadium View
                                 Anaheim, CA  92806

               (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                                 November 5, 2001

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or
(g), check the following box [  ].

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only): RICHARD A. NUTHMANN, SOCIAL SECURITY #
###-##-####.

2.  Check the Appropriate Box if a Member of a Group (See Instructions):
(a)
(b)

3.  SEC Use Only:

4.  Source of Funds (See Instructions):  OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6. Citizenship or Place of Organization: Irrevocable Trust originating in the state of Florida

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:

8.  Shared Voting Power:  5,250,000

9.  Sole Dispositive Power:

10. Shared Dispositive Power:  5,250,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  5,250,000

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

13. Percent of Class Represented by Amount in Row (11):  23.81%

14.  Type of Reporting Person:  IND

15.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

ITEM 1.   SECURITY AND ISSUER.

One Touch Total Communications, Inc.
Common Stock, $.001 par value
1636 Stadium View
Anaheim, CA  92806

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  Name: Richard A. Nuthmann
(b)  294 S. Seneca Circle, Anaheim, CA  92805
(c)  Consultant
(c)  None
(d)  No
(e)  United States Citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Madison Business Trust. Madison Business Trust agreed to perform certain consulting services for the Issuer in exchange for 1,250,000 shares of stock of the Issuer.

(b) David Andrew Irrevocable Trust. David Andrew Irrevocable Trust agreed to perform certain consulting services for the Issuer in exchange for 4,000,000 shares of stock of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

(a) Madison Business Trust. The purpose of this transaction was to enable the Issuer to contract with an attorney to perform necessary services for the Issuer, in exchange for securities of the Issuer, without having to expend operating capital of the Issuer. In this particular situation, Marc R. Tow provided legal representation and business advice to the Issuer.

(b) David Andrew Irrevocable Trust. The purpose of this transaction was to enable the Issuer to contract with a consultant to perform necessary services for the Issuer, in exchange for securities of the Issuer, without having to expend operating capital of the Issuer. In this particular situation, the Issuer received services and consulting including but not limited to, business planning and other services of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)  Madison Business Trust.  Madison Business Trust acquired
1,250,000 of common shares of the Issuer on November 25, 1999. After the Madison Business Trust's acquisition of the aforementioned shares of the Issuer, such amount represented 5.69% of the total and outstanding common shares of the Issuer. Richard A. Nuthmann is the Trustee of the Madison Business Trust.

(b) David Andrew Irrevocable Trust acquired 4,000,000 of common shares of the Issuer on November 5, 2001. After David Andrew Irrevocable Trust's acquisition of the aforementioned shares of the Issuer, such amount represented 18.14% of the total and outstanding common shares of the Issuer. Richard A. Nuthmann is the Trustee of the David Andrew Irrevocable Trust.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Issuer. (Voting trusts, agreements to issue finder's fees, loan or option arrangements, etc.)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.


Date:                                             /s/Richard A. Nuthmann